NEWS RELEASE

Kelso Technologies Inc.
(The “Company” or “Kelso”)	December 5, 2017

Canada:	TSX:	KLS
United States:	NYSE American:	KIQ

KELSO TECHNOLOGIES INC. WITHDRAWS NON-BROKERED PRIVATE PLACEMENT

Vancouver, British Columbia and Bonham, Texas, Kelso Technologies Inc. (“Kelso” or the “Company”), (TSX: KLS), (NYSE American: KIQ) reports that the Company has withdrawn the non-brokered private placement of 5,000,000 units at a price of $0.50 per unit (the “Private Placement”) announced on November 15, 2017.

The Company’s cash flow needs for the near term can continue to be financed from existing capital reserves and sales gains in the fourth quarter. The Company has no interest bearing debt to service and there are no insolvency issues to address as the Company has no secured creditors.

James R. Bond, CEO of Kelso comments that, “The Private Placement has been withdrawn due to the recent volatile market activity that we believe was caused by aggressive tax loss selling and over reaction to negative bombardments from social media. Kelso will continue to manage its product development initiatives in a conservative manner and believes Kelso can achieve its longer term goals. Management remains bullish on key new markets that are expected to grow cash streams in future periods. These will include specialized truck tanker equipment, rail wheel cleaning systems, fuel loading systems, military applications, first responder emergency response kits and high performance suspension systems for motor vehicles being used in rugged sloped terrain applications. New products have been fully funded in 2017 and are expected to contribute positive cash flows in 2018. Management will pursue capital strategies to ensure that Kelso has the financial resources to operate all aspects of its business.”

About Kelso Technologies

Kelso is an engineering product development company that specializes in the design, production and distribution of proprietary service equipment used in transportation applications. Our reputation has been earned as a designer and reliable supplier of unique high performance rail tank car equipment that provides for the safe handling and containment of hazardous and non-hazardous commodities during transport. All Kelso products are specifically designed to provide economic and operational advantages to customers while reducing the potential effects of human error and environmental harm. The Company offers specialized truck tanker equipment, rail wheel cleaning systems, fuel loading systems, military applications, first responder emergency response kits and high performance suspension systems for motor vehicles being used in rugged sloped terrains.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted under the Company’s profile on www.sedar.com in Canada and on EDGAR at www.sec.gov in the United States.

On behalf of the Board of Directors,

James R. Bond, CEO and President

Legal Notice Regarding Forward-Looking Statements: This news release contains “forward-looking statements” within the meaning of applicable securities legislation. Forward-looking statements are indicated expectations or intentions.

Forward-looking statements in this news release include that the Company that our cash flow needs for the near term can continue to be financed from existing capital reserves and sales gains in fourth quarter performance; that Kelso believes it can still achieve its longer term goals; that key new markets are expected to grow cash streams in future periods with specialized truck tanker equipment, rail wheel cleaning systems, fuel loading systems, military applications, first responder emergency response kits and high performance suspension systems for motor vehicles being used in rugged sloped terrain applications; that new products have been funded in 2017 and are expected to contribute positive cash flows in 2018; and for future periods management will develop capital strategies to ensure that Kelso has the financial resources to operate all aspects of its business. Although Kelso believes its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information, including without limitation, that we may not be able to raise the funds we expect, the risk that completion of products may be delayed or cancelled; the Company’s products may not provide the intended economic or operational advantages;, orders may be cancelled and competitors may enter the market with new product offerings which could capture some of our market share; and our new equipment offerings may not capture market share as well as expected. Except as required by law, the Company does not intend to update the forward-looking information and forward-looking statements contained in this news release.

For further information, please contact:
James R. Bond, CEO and President	Richard Lee, Chief Financial Officer	Corporate Address:
Email: bond@kelsotech.com	Email: lee@kelsotech.com	13966 - 18B Avenue
South Surrey, BC V4A 8J1
www.kelsotech.com